Exhibit 99.4

Notice of 2020 Annual and Special Meeting of Shareholders

Important Meeting Information

Date                                                            Ú                May 14, 2020

Time                                                          Ú                10:30a.m. (Vancouver Time)

Webcast                                       Ú                Live audio webcast accessed from www.wheatonpm.com or by calling toll free Canada/US 1-888-231-8191 or 1-647-427-7450 and using passcode 8687385

Location                                    Ú                Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•                  To receive the audited consolidated financial statements for the year ended December 31, 2019 and the report of the auditors thereon;

•                  To elect the ten director nominees;

•                  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2020 and to authorize the directors to fix the auditors’ remuneration; and

•                  To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Your vote as a shareholder is important. Wheaton’s board of directors has by resolution fixed the close of business on March 17, 2020 as the record date. Our governments and public health authorities have recommended all Canadians practice social distancing to assist with reducing the impact of COVID-19 on our communities. While it is not known what the situation with COVID-19 will be on the date of the Meeting, Wheaton will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact of COVID-19. As such, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. The Meeting will be limited to only the legal requirements for shareholder meetings, with no traditional investor presentation, and guests will not be permitted entrance unless legally required. Shareholders who are not attending the Meeting in person can access a live webcast by going to the Company’s website (www.wheatonpm.com), and this webcast will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. If there is any change in the Meeting location, date or time as a result of COVID-19, we will promptly notify shareholders and communicate any changes by way of press release.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

If you are a registered shareholder, please complete and return the enclosed form of proxy by 10:30 a.m. (Vancouver time) on May 12, 2020. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 20, 2020